Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

VIA EDGAR TRANSMISSION

June 29, 2023

Ms. Rachel Loko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C. 20549

Re:    Advisor Managed Portfolios (the “Trust”)
File Nos.: 333-270997 and 811-23859

Dear Ms. Loko:

We are responding to the request of the Staff of the U.S. Securities and Exchange Commission (the “Commission”), which you conveyed to us during a phone call on June 26, 2023, that the Trust provide additional detail in response to Staff Comment 4 on the Trust’s initial registration statement on Form N-1A (“Registration Statement”), as filed with the Commission on March 30, 2023, under the Investment Company Act of 1940 (the “1940 Act”) and the Securities Act of 1933 (“1933 Act”). Initial Staff comments on the Registration Statement, including Comment 4, were delivered by the Staff to the Trust in a letter dated May 1, 2023. The Trust submitted its responses to the Staff’s comments by letter dated June 21, 2023.

Staff Comment 4 has been reproduced below followed by the Trust’s response, which includes the additional detail that has been requested. Capitalized terms in the response not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Comment 4:    With respect to the Soundwatch Hedged Equity ETF (the “Fund”):

1.Please supplementally clarify whether the Fund and the predecessor fund are relying on Rule 17a-8 under the 1940 Act in connection with the reorganization and whether a Form N-14 will be filed in connection with the reorganization.

Response:

The Trust confirms, with respect to the Fund, that the Fund and the Predecessor Fund will be relying on Rule 17a-8 under the 1940 Act in connection with the Reorganization because the

Fund and the Predecessor Fund could be deemed affiliated persons of each other by virtue of having a common investment adviser, Soundwatch Capital, LLC (“Adviser”).

The Trust does not intend to register on Form N-14 the offering of its securities to be issued in connection with the Reorganization. However, the Predecessor Fund intends to file with the Commission a Schedule 14C Information Statement (“Information Statement”) providing Predecessor Fund shareholders with pertinent information concerning the Reorganization.

Not registering the offering of fund shares on Form N-14 in these circumstances is consistent with the announced positions of the Division of Investment Management Staff regarding the scope of Rule 145(a)(2) and accepted market practice. Rule 145 under the 1933 Act generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the 1933 Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented without registration of new securities on Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of the applicability of Rule 145(a)(2) in various circumstances similar to the proposed Reorganization. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the fund is unchanged and the fund’s principal investment objectives and policies do not materially change. The Staff has also granted no-action relief in similar circumstances that also involved a change in the board and in non-advisory service providers. Additionally, the Staff has taken the position that when changes in a fund’s legal form do not materially change an investor’s interests, no investor protection purpose would be served by requiring registration on Form N-14.

In the Trust’s view, shareholders of the Predecessor Fund will not be asked to make a new investment decision in connection with their consideration of the Reorganization. As will be described more fully in the Information Statement, the investment objectives, principal investment strategies, risks and investment limitations of the Predecessor Fund and the Fund will be identical. Additionally, the investment adviser and portfolio managers currently providing investment advice to the Predecessor Fund will be responsible for providing investment advice to the Fund after the Reorganization is consummated. Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the Fund will have had no assets or operating history and simply will serve as a shell into which the Predecessor Fund will be reorganized and all of its assets transferred. Upon consummation of the Reorganization, the Fund will assume the accounting and performance history of the Predecessor Fund. At the effective time of the Reorganization, the number of shares to be issued by the Fund in connection with the Reorganization will be the same as the number of shares owned by Predecessor Fund shareholders and the net asset value of the Fund’s shares will be the same as the net asset value of the Predecessor Fund’s shares. Thus, shares of the Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Predecessor Fund. The Reorganization is also expected to be tax-tree for federal income tax purposes to the Predecessor Fund, the Fund and the shareholders of the Predecessor Fund.

In the Trust’s view, the Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), without the registration of Fund shares to be issued in connection with the Reorganization. The Trust believes that this is consistent with the announced positions of the Staff. The Trust further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the Information Statement to be furnished to Predecessor Fund shareholders. Such information will include, among other things, a description of the Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Predecessor Fund and a description of the Predecessor Fund Adviser and its role with respect to the Fund post-Reorganization. Finally, we note that the Trust has filed the Registration Statement with the Commission relating to the offering of the Fund’s shares. The Reorganization will not be consummated before the Registration Statement is effective.

2.To the extent the funds are relying on Rule 17a-8 and shareholder approval will not be sought in connection with the reorganization, please supplementally explain how the funds will comply with the Board composition requirement of Rule 17a-8. The staff notes the filing does not currently disclose the members of the board.

Response:

The Predecessor Fund does not intend to seek shareholder approval of the Reorganization. Neither the laws of the State of Delaware – the Predecessor Fund is a series of a Delaware statutory trust (“Predecessor Trust”) – nor the organizational documents pursuant to which the Predecessor Fund is governed and operates require shareholder approval of such a transaction. However, because the Predecessor Fund and the Fund could be deemed affiliated persons of each other as described above, the Funds will be relying on Rule 17a-8 under the 1940 Act. That rule requires participation in a transaction such as the Reorganization to be approved by the vote of a majority of the outstanding voting securities (as provided in Section 2(a)(42) of the 1940 Act) of any “merging company” that is not a “surviving company,” unless certain conditions are satisfied. One of those conditions is that “Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company” (“Board Composition Requirement”). The Trust confirms that it will satisfy the Board Composition Requirement, as well as the other conditions of Rule 17a-8 that allow for the parties to the Reorganization to proceed in reliance on Rule 17a-8 without obtaining shareholder approval.

As reflected in pre-effective amendment no. 1 to the Registration Statement, which was filed with the Commission on June 21, 2023, the Board of Trustees of the Trust currently is comprised of three trustees: one trustee who is an interested person of the Trust and two trustees who are not interested persons of the Trust (“independent trustees”). The two independent trustees of the Trust (i) are also independent trustees of the Predecessor Trust, (ii) have been elected by shareholders of the Predecessor Trust, and (iii) comprise a majority of the independent trustees of the Trust. While it is expected that an additional independent trustee will join the Trust’s Board of Trustees in the near term, the current independent trustees will continue to comprise a majority of the independent trustees when that occurs. Therefore, the Trust respectfully submits that the Board Composition Requirement will be satisfied in connection with the Reorganization because independent trustees of the Predecessor Trust who have been elected by shareholders of the Predecessor Trust will comprise a majority of the independent trustees of the Trust.

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If you have any additional questions or require further information, please contact me at (626) 914-7372.

Very truly yours,

ADVISOR MANAGED PORTFOLIOS

/s/ Scott A. Resnick
Scott A. Resnick, Esq.
Secretary

cc:    Sally Samuel, U.S. Securities and Exchange Commission
Andrea Ottomanelli Magovern, U.S. Securities and Exchange Commission
Christopher D. Menconi, Esq., Morgan, Lewis & Bockius LLP